Zentek Announces U.S. Distribution Agreement

for ZenGUARDTM-Enhanced Surgical Masks

with Medwell Solutions

Guelph, ON - April 3, 2024, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, is pleased to announce that it has entered into a definitive distribution agreement with Dallas, Texas-based Medwell Solutions LLC. ("MedWell") for its ZenGUARDTM Enhanced Surgical Masks in the U.S. The agreement was signed on March 18th 2024 and is for a period of two years from the date of facility establishment registration and issuance of market clearance from the U.S. Food and Drug Administration ("FDA"), at which point sales of ZenGUARDTM-Enhanced Surgical Masks can commence.

Medwell is a contract manufacturer and authorized distributor for commodity and specialized healthcare products and supplies. Their comprehensive portfolio includes devices for treating complex surgical procedures, kits for starting I.V.s, and even patient belonging bags. Medwell has been vetted by government agencies and is recognized for offering high-quality products, the ability to fulfill orders nationwide and successfully meeting pricing benchmarks.

The leadership for Medwell is comprised of over 20 years of hands-on surgical experience as a surgical technologist in the Air Force, guiding orthopedic and neurosurgeons for Johnson & Johnson technical devices as a product expert and consultant, and providing business development strategies as a specialist for various manufactured products and managing the hospital supply chain processes.

From a sales channel eligibility standpoint, Medwell has the following certifications:

  United States General Services Administration supplier
  Veteran Affairs certified as a Service-Disabled Veteran Owned Small Business
  Member of the National Minority Supplier Development Council
  Historically Underutilized Business-certified in the State of Texas

Medwell's commitment to growth and leadership has been recognized by several organizations focused on healthcare innovation, supplier diversity, community impact initiatives and small business development, including the Goldman Sachs 10,000 Small Business program.

Greg Fenton, CEO of Zentek commented: "As we navigate the FDA approval process, we continue to diligently identify and secure partners in the healthcare space where we anticipate stable and growing demand for surgical masks. The United States is the world's largest market from a healthcare spending perspective - and with Medwell's well-established sales channels and eligibility for significant and growing supplier diversity opportunities - our ZenGUARDTM Enhanced Surgical Masks are well positioned to bring an added level of protection and unique value proposition to Medwell's customers and the U.S. healthcare system."

Keith J. Palmer, CEO of Medwell commented: "The consideration and opportunity to represent Zentek's ZenGUARDTM Enhanced Surgical Masks allows Medwell to fulfill its purpose: to bring innovative products to healthcare organizations and professionals, while also embracing supplier diversity. ZenGUARDTM Enhanced Surgical Masks are a premier solution backed by science, research, and data aimed at improving the overall health of clinicians and the community. Medwell looks forward to the collaboration with Zentek and their vision of a healthier and safer world through nanotechnology."

About Medwell Solutions LLC

Headquartered in the Dallas-Fort Worth area, Medwell supplies hospitals and clinicians with common, everyday healthcare products. Medwell Solutions is VA certified as a Service-Disabled Veteran Owned Small Business and nationally certified as a Minority Business Enterprise. Medwell offers two distinct services for stakeholders by pioneering value in the underrepresented category of healthcare supplies and MedTech.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARDTM, is shown to significantly increase the viral filtration efficiency of both surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARDTM production facility is located in Guelph, Ontario.

For further information:

Keith J. Palmer

CEO

Medwell Solutions

Email: info@medwellsolutions.com

www.medwellsolutions.com

Ryan Shacklock

Senior VP, Strategy & Business Development

Zentek Ltd.

Email: rshacklock@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.